UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

     FY 2021 Earnings Presentation    February 28, 2022

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected value, expected investments in expansions, payments from investments; equity investment and project growth strategy; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; dividends; achievement of environmental, social and governance goals; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC.The CAFD and other guidance incorporated into this presentation are estimates as of February 28, 2022. These estimates are based on assumptions believed to be reasonable as of the date Atlantica Sustainable Infrastructure plc (“Atlantica”, the “Company”, “we” or “us”) published its 2021 Financial Results. We disclaim any current intention to update such guidance, except as required by law. Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA as a percentage of revenues (margin), CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA) in this presentation provides useful information to investors.In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages    +12.4% year-over-year CAFD growth in 2021 up to $225.6 million      Q4 2021 dividend of $0.44 per share      Strong ESG Credentials      $110-120 million in new equity investments already closed or earmarked for 20221    See pages 12 and 13 for further details.    2022 CAFD target guidance established at $230M-$250M

 1. Financial Results    FY 2021 Results Presentation

HIGHLIGHTS

12.4% CAFD Growth in 2021

US $ in millions (except CAFD per share)	2021	2020	Δ Reported	Δ Excluding FX impact and non-cash provision caused by electricity prices in Spain
Revenue	1,211.7	1,013.3	+19.6%	
Adjusted EBITDA[1]	824.4	796.1	+3.6%	+13.8%[3]
Margin[2]	68%	79%		
CAFD	225.6	200.7	+12.4%	
CAFD per share[4]	2.03	1.97	+3.1%	

(1) Adjusted EBITDA previously excluded share of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership) (which is equivalent to our pro-rata share of Adjusted EBITDA from unconsolidated affiliates) and now includes it (see reconciliation on page 30). Prior periods have been presented accordingly.

(2) Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue (see reconciliation on page 32).

(3) Compared to the year 2020, on a constant currency basis and excluding $77.1 million negative non-cash provision recorded in solar assets in Spain for the difference between expected and actual electricity market prices (excluding $22.3 million positive provision in 2020).

(4) Calculated by dividing CAFD for the period by weighted average number of shares for the period (see reconciliation on page 31).

5

 HIGHLIGHTSPerformance by Sector and Region  Includes Revenue and Adjusted EBITDA of a non-recurrent Rioglass solar project.  WATER  2021  2020  ∆  53.9  43.1  +25%  38.2  31.5  +21%  71%  73%    RENEWABLES  20211  2020  ∆  928.5  753.1  +23%  602.6  576.3  +5%  65%  77%    EFFICIENT NAT. GAS & HEAT  2021  2020  ∆  123.7  111.0  +11%  100.0  101.0  -1%  81%  91%    TRANSMISSION LINES  2021  2020  ∆  105.6  106.1  0%  83.6  87.3  -4%  79%  82%        By Sector  US $ in millions  Revenue  Margin  EMEA    NORTH AMERICA    2021  2020  ∆  395.8  330.9  +20%  311.8  279.4  +12%  79%  84%    SOUTH AMERICA    20211  2020  ∆  660.9  530.9  +25%  393.0  396.7  -1%  59%  75%    By Region  US $ in millions  Revenue  Adjusted EBITDA  Margin    2021  2020  ∆  155.0  151.5  +2%  119.6  120.0  0%  77%  79%      Adjusted EBITDA

 Includes 49% of Vento II production since its acquisition in June 2021. Includes curtailment in wind assets for which we receive compensation. Represents total installed capacity in assets owned or consolidated at the end of the year, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.GWh produced includes 30% share of the production from Monterrey.Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  WATER  RENEWABLES  TRANSMISSION LINES          EFFICIENT NATURAL GAS & HEAT      2021    2020  Availability4  97.9%    100.1%  Mft3 in operation2  17.5    17.5    2021    2020  GWh produced1  4,655    3,244  MW in operation2  2,044    1,551    2021    2020  GWh produced3  2,292    2,574  Availability4  100.6%    102.1%  MW in operation5  398    343    2021    2020  Availability4  100.0%    100.0%  Miles in operation  1,166    1,166  KEY OPERATIONAL METRICSSteady Operational Performance

 Consolidated cash as of December 31, 2021, decreased by $245.8 million vs December 31, 2020, including FX translation differences of $(20.1) million.  CASH FLOWStrong Operating Cash Flow  US $ in millions   2021    2020  Adjusted EBITDA  824.4    796.1  Share in Adjusted EBITDA of unconsolidated affiliates  (31.1)    (14.5)  Net interest and income tax paid  (342.3)    (287.2)  Variations in working capital   (3.1)    (10.9)  Non-monetary adjustments and other  57.7    (45.3)  OPERATING CASH FLOW  505.6    438.2                  INVESTING CASH FLOW  (351.2)    (5.9)  FINANCING CASH FLOW   (380.1)    (137.3)  Net change in consolidated cash1  (225.7)    295.0  +15%

     Approved Science-Based GHG Emissions Reduction Target  Top 3rd percentile in ESG Risk Rating (Utility Sector)  Ranked #8 among World's 100 Most SustainableCorporations  Inaugural recipient of the Terra Carta Seal  S&P Global Sustainability Yearbook2022  Climate Change “A List”Leadership  Our Efforts on ESG Continue to be Recognized

 2. 2022 Outlook and Growth    FY 2021 Results Presentation

 2021 INVESTMENTS$4801 million invested in 2021  Coso  Coso  Vento II  La Sierpe  Italy  US / Canada  Europe  South America  Including Coso, Vento II, Calgary, Chile PV 2, La Sierpe, Italy PV 1 and 2 and other smaller investments.

FY 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

2022 INVESTMENTS

$110-$120 million by Q1 2022

US $ in millions


51 (1)
60-70
110-120 (2)
Acquisitions closed
Investments earmarked in assets under construction in 2022
Total
2022
~40% of target already closed or committed

(1) Including $8 million expected to be invested in an expansion of the Chile TL4 asset and a related substation in 2022.
(2) Assets currently under construction or scheduled for construction in 2022.

12

 2022 INVESTMENTSInvestments in Q1 2022  PV plants under construction (Investment: $40 million)    10 MW in Uruguay 15-year corporate PPAInflation escalatorExpected COD: Q4 2022  20 MW and 10 MW in Colombia15-year PPAInflation escalatorExpected COD: Q1 2023  Albisu  La Tolua & Tierra Linda      Chile TL4  Italy PV 3  63 milesLong-term PPA in US$Inflation escalatorEquity investment: $47 million111.7x EV/EBITDA  2.5 MW PV Portfolio10-year Feed in Tariff Equity investment: $4 million  Including $8 million expected to be invested in an expansion of the transmission line and a substation in 2022.

 810  230  870  250  2022 TARGETS2022E Target Guidance  2022E Guidance1  Range in $ Millions  Adjusted EBITDA2  Assumes the closing of the acquisitions previously announced and contributions from investments not yet disclosed. See “Disclaimer – Forward Looking Statements”. See reconciliation of 2022E Guidance on page 33. Adjusted EBITDA guidance includes a negative non-cash adjustment for approximately $58.0 million corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, a negative non-cash provision of up to $80 million related to electricity market prices in Spain and a positive non-cash adjustment of $58.6 million corresponding to US cash grants.  CAFD   -  -

 MID-TERM TARGETSMid-Term Growth Target  Organic  Escalation factorsOperational improvementsExpansion of existing assetsRepowering and hybridization  2-3%   Development  Early stage pipelinePartnershipsIn-house  2-3%  1  2  Third Party Acquisitions  1-2%  Smaller proprietary situationsBilateral/ Competitive processes       CAFD per share Growth Target until 2025  5-8%1    3    (1) Atlantica Sustainable Infrastructure plc has targeted a CAFD per share Compound Annual Growth Rate in the range of 5% to 8% from 2021 until the year 2025.   >$300 M Equity Investments per Year

 Appendix    FY 2021 Results Presentation

FY 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90% **Denominated in USD**

SECTOR



- **70%** Renewable
- **15%** Eff. Natural Gas & Heat
- **12%** Transmission Lines
- **3%** Water

GEOGRAPHY



- **46%** North America
- **31%** Europe
- **15%** South America
- **8%** RoW

INTEREST RATES AND INFLATION

~ 90%

of long-term interest **rates in projects** are **fixed or hedged**[2]

Escalation factors included in contracts


% of CAFD1
40%
12%
48%

- Indexed to inflation or formula based on inflation
- Indexed to a fixed number
- Not indexed

(1) Based on CAFD estimates for the 2022-2026 period, including the acquisitions closed as of February 28. 2022. See "Disclaimer – Forward Looking Statements".
(2) Including the effect of currency hedges.

17

FY 2021 Earnings Presentation

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (1/2)

Key Financials (US $ in thousands)	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021
Revenues	**1,011,452**	**210,403**	**255,344**	**302,987**	**244,526**	**1,013,260**	**235,190**	**375,985**	**329,244**	**271,331**	**1,211,749**
Adjusted EBITDA	**821,555**	**165,962**	**214,107**	**240,958**	**175,096**	**796,123**	**170,070**	**234,165**	**229,846**	**190,307**	**824,388**
Adj. EBITDA margin (%)	*81.2%*	*78.9%*	*83.9%*	*79.5%*	*71.6%*	*78.6%*	*72.3%*	*62.2%*	*69.8%*	*70.1%*	*68,0%*
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(10,351)	(3,553)	(3,959)	(3,943)	(3,013)	(14,468)	(3,298)	(4,295)	(8,451)	(15,013)	(31,057)
Dividends from unconsolidated affiliates	30,443	5,120	5,262	9,758	2,106	22,246	8,799	4,431	11,385	10,268	34,883
Non-monetary items	(25,800)	(9,823)	(9,161)	(10,843)	(14,116)	(43,943)	(6,836)	8,624	33,675	20,346	55,809
Accounting provision for electricity market prices in Spain	*11,631*	*(5,489)*	*(5,478)*	*(5,516)*	*(5,827)*	*(22,311)*	*(659)*	*11,643*	*41,582*	*24,489*	*77,055*
Difference between billings and revenue in assets accounted for as concessional financial assets	*20,571*	*10,383*	*11,034*	*9,390*	*12,536*	*43,344*	*9,167*	*10,993*	*6,771*	*11,959*	*38,890*
Income from cash grants in the US	*(59,003)*	*(14,717)*	*(14,717)*	*(14,717)*	*(14,717)*	*(58,868)*	*(14,678)*	*(14,678)*	*(14,678)*	*(14,678)*	*(58,711)*
Other non-monetary items	*1,000*	-	-	-	*(6,108)*	*(6,108)*	*(666)*	*666*	-	*(1,424)*	*(1,424)*
Net interest and income tax paid	(299,514)	(11,436)	(119,517)	(31,625)	(124,661)	(287,239)	(30,663)	(133,066)	(45,301)	(133,234)	(342,263)
Principal amortization of indebtedness net of new indebtedness at projects	(254,794)	(14,898)	(75,301)	(18,963)	(151,260)	(260,422)	(22,693)	(97,278)	(40,336)	(158,684)	(318,991)
Deposits into/withdrawals from debt service accounts[1]	717	32,921	17,605	8,844	27,807	87,177	(26,576)	26,383	(567)	27,994	27,233
Change in non-restricted cash at project companies[1]	69,281	(50,467)	31,257	(94,192)	34,784	(78,618)	(63,265)	39,833	(89,947)	115,588	2,209
Dividends paid to non-controlling interests	(29,239)	(4,915)	(9,246)	(6,833)	(1,950)	(22,944)	(4,215)	(7,395)	(11,717)	(4,807)	(28,134)
Changes in other assets and liabilities	(110,588)	(61,353)	(1,330)	(41,207)	106,670	2,779	29,914	(12,745)	(20,008)	4,308	1,470
Cash Available For Distribution (CAFD)	**190,275**	**47,558**	**49,717**	**51,953**	**51,463**	**200,691**	**51,237**	**58,657**	**58,580**	**57,073**	**225,547**
Dividends declared[2]	163,579	41,657	42,673	42,673	46,491	173,494	47,643	47,807	48,493	49,479	193,422
# of shares[3]		101,601,662	101,601,662	101,601,662	110,691,722		110,797,738	111,178,846	111,477,263	112,451,438	
DPS (in $ per share)	**1.61**	**0.41**	**0.42**	**0.42**	**0.42**	**1.67**	**0.43**	**0.43**	**0.435**	**0.44**	**1.735**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.

(2) Dividends are paid to shareholders in the quarter after they are declared.

(3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date.

18

FY 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (2/2)

Debt details US $ in millions	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021
Project debt	4,852.3	4,777.2	5,007.6	5,281.2	5,237.6	5,237.6	5,200.2	5,374.2	5,278.9	5,036.2	5,036.2
Project cash	(496.8)	(535.3)	(510.1)	(602.2)	(533.3)	(533.3)	(624.6)	(603.1)	(685.0)	(534.4)	(534.4)
Net project debt	**4,355.6**	**4,241.9**	**4,497.5**	**4,679.0**	**4,704.3**	**4,704.3**	**4,575.6**	**4,771.1**	**4,593,9**	**4,501.8**	**4,501.8**
Corporate debt	723.8	807.3	837.0	959.7	993.7	993.7	965.3	1,025.1	1,030.1	1,023.1	1,023.1
Corporate cash	(66.0)	(154.9)	(278.7)	(186.7)	(335.2)	(335.2)	(434.2)	(83.2)	(78.6)	(88.3)	(88.3)
Net corporate debt	**657.8**	**652.4**	**558.3**	**773.0**	**658.5**	**658.5**	**531.1**	**941.8**	**951.5**	**934.8**	**934.8**
Total net debt	**5,013.3**	**4,894.4**	**5,055.8**	**5,452.0**	**5,362.8**	**5,362.8**	**5,106.7**	**5,713.0**	**5,545.1**	**5,436.6**	**5,436.6**
Net corporate debt/CAFD pre corporate interests[1]	**2.9x**	**2.4x**	**2.3x**	**3.3x**	**3.0x**	**3.0x**	**2.6x**[2]	**3.4x**	**3.5x**	**3.5x**	**3.5x**

(1) Ratios presented are the ratios shown on each earnings presentation relating to such period.
(2) For net corporate leverage ratio calculation purposes, corporate net debt as of March 31, 2021, was calculated proforma including the payment of $170m total investment ($130m equity investment paid in April 2021 and additional $40m paid in July 2021 to reduce debt.

19

FY 2021 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue US $ in thousands	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021
by Geography											
NORTH AMERICA	332,965	59,283	98,648	109,757	63,233	330,921	60,585	118,216	129,860	87,114	395,775
SOUTH AMERICA	142,207	35,654	39,375	36,990	39,441	151,460	38,308	40,043	38,778	37,856	154,985
EMEA	536,280	115,466	117,321	156,240	141,852	530,879	136,297	217,726	160,606	146,361	660,989
by Business Sector											
RENEWABLES	761,090	150,793	193,881	234,556	173,859	753,089	166,691	304,934	254,132	202,768	928,525
EFF. NATURAL. GAS & HEAT	122,281	26,403	25,629	28,086	30,912	111,030	28,408	30,097	35,019	30,168	123,692
TRANSMISSION LINES	103,453	26,608	26,787	25,834	26,813	106,042	26,614	26,975	26,840	25,251	105,680
WATER	24,629	6,599	9,047	14,511	12,942	43,099	13,477	13,979	13,253	13,143	53,852
Total Revenue	**1,011,452**	**210,403**	**255,344**	**302,987**	**244,526**	**1,013,260**	**235,190**	**375,985**	**329,244**	**271,331**	**1,211,749**

Adjusted EBITDA	2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021
by Geography											
NORTH AMERICA	307,242	52,661	89,954	95,879	40,871	279,365	40,287	94,574	108,500	68,442	311,803
	92.3%	88.8%	91.2%	87.4%	64.6%	84.4%	66.5%	80.0%	83.6%	78.6%	78.8%
SOUTH AMERICA	115,346	28,422	31,380	29,947	30,275	120,023	29,943	30,279	30,404	28,921	119,547
	81.1%	79.7%	79.7%	81.0%	76.8%	79.2%	78.2%	75.6%	78.4%	76.4%	77.1%
EMEA	398,968	84,879	92,773	115,132	103,950	396,735	99,840	109,312	90,942	92,944	393,038
	74.4%	73.5%	79.1%	73.7%	73.3%	74.7%	73.3%	50.2%	56.6%	63.5%	59.5%
by Business Sector											
RENEWABLES	604,079	113,670	161,415	181,788	119,412	576,285	115,857	179,174	169,830	137,722	602,583
	79.4%	75.4%	83.3%	77.5%	68.7%	76.5%	69.5%	58.8%	66.8%	67.9%	64.9%
EFF. NATURAL GAS & HEAT	109,200	24,462	23,303	27,479	25,762	101,006	23,182	24,039	29,166	23,548	99,935
	89.3%	92.6%	90.9%	97.8%	83.3%	91.0%	81.6%	79.9%	83.3%	78.1%	80.8%
TRANSMISSION LINES	85,658	21,922	22,423	21,702	21,225	87,272	21,203	21,319	21,721	19,392	83,635
	82.7%	82.4%	83.7%	84.0%	79.2%	82.3%	79.7%	79.0%	80.9%	76.8%	79.1%
WATER	22,619	5,908	6,966	9,989	8,697	31,560	9,828	9,633	9,129	9,645	38,235
	91.8%	89.5%	77.0%	68.8%	67.2%	73.2%	72.9%	68.9%	68.9%	73.4%	71.0%
Total Adjusted EBITDA	**821,556**	**165,962**	**214,107**	**240,958**	**175,096**	**796,123**	**170,070**	**234,165**	**229,846**	**190,307**	**824,388**
	81.2%	78.9%	83.9%	79.5%	71.6%	78.6%	72.3%	62.3%	69.8%	70.1%	68.0%

20

FY 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021
RENEWABLES[1]	(MW)	1,496	1,496	1,551	1,551	1,551	1,551	1,591	2,018	2,022	2,044	2,044
EFFICIENT NAT. GAS & HEAT[2]	(MW)	343	343	343	343	343	343	343	398	398	398	398
TRANSMISSION LINES	(Miles)	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166	1,166
WATER[1]	(Mft³/day)	10.5	10.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5

Production / Availability		2019	1Q20	2Q20	3Q20	4Q20	2020	1Q21	2Q21	3Q21	4Q21	2021
RENEWABLES[3]	(GWh)	3,236	526	957	1,125	636	3,244	606	1,377	1,477	1,195	4,655
EFFICIENT NAT. GAS & HEAT[4]	(GWh)	2,090	644	624	664	642	2,574	542	501	622	627	2,292
	(availability %)[5]	95.0%	102.4%	100.9%	103.8%	101.2%	102.1%	98.3%	100.1%	101.1%	103.0%	100.6%
TRANSMISSION LINES	(availability %)[5]	100.0%	99.9%	99.9%	100.0%	100.0%	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%
WATER	(availability %)[5]	101.2%	101.8%	102.2%	101.1%	95.4%	100.1%	97.5%	101.9%	99.8%	91.9%	97.9%

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.
(2) Includes 43 MW corresponding to our 30% share in Monterrey since August 2, 2019, and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(4) Major maintenance overhaul held in Q1 and Q2 2019 in ACT, as scheduled, which reduced production and electric availability as per the contract. GWh produced includes 30% of the production from Monterrey since August 2, 2019.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

21

         2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  2Q21  3Q21  4Q21  2021                                     US       26.6%    18.2%  37.5%  35.2%  17.6%  27.1%    18.0%  38.6%  31,0%  17.0%  26.1%   Chile2      -    -  27.9%  29.8%  38.2%  32.0%    28.4%  20.9%  20.6%  25.8%  23.9%   Spain       18.2%    8.0%  22.1%  28.6%  8.3%  16.8%    9.1%  24.8%  29.6%  10.7%  18.6%   Kaxu      37.3%    28.9%  8.6%  26.8%  44.7%  27.3%    38.9%  26.9%  20.2%  48.4%  33.6%                                   US                          21.6%  35.4%  28.3%   Uruguay3       37.2%    34.6%  40.8%  40.6%  42.8%  39.7%    32.6%  38.3%  38.2%  38.3%  36.9%  SOLAR      Historical Capacity Factors1  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes Chile PV 1 since Q2 2020 and Chile PV 2 since Q1 2021.Includes curtailment production in wind assets for which we receive compensation.   HISTORICAL FINANCIAL REVIEWCapacity Factors  WIND

 Exchange rates as of December 31, 2021 (EUR/USD = 1.1370) and December 31, 2020 (EUR/USD = 1.2216).Restricted cash is cash which is restricted generally due to requirements of project finance agreements.  US $ in millions1  As of Dec. 312021    As of Dec. 312020  Corporate cash  88.3    335.2  Existing available revolver capacity  440.0    415.0  Total Corporate Liquidity  528.3    750.2          Cash at project companies  534.4    533.3   - Restricted2  254.3    279.8   - Other  280.1    253.5  LIQUIDITYLiquidity Position

FY 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of **Dec. 31, 2021**	As of **Dec. 31, 2020**
Corporate Net Debt[2]	934.8	658.5
Project Net Debt[3]	4,501.8	4,704.3

3.5x

Corporate net debt / CAFD pre corporate debt service[4]

(1) Net debt corresponds to total debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor minus cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.
(3) Project Net Debt is defined as indebtedness where one of our project subsidiaries is the primary obligor minus cash and cash equivalents held by our project subsidiaries.
(4) Net corporate leverage is calculated as corporate net debt divided by 2021 CAFD before corporate debt service.

24

FY 2021 Earnings Presentation

Atlantica Sustainable Infrastructure

LIQUIDITY AND DEBT MATURITIES SUMMARY

Healthy Balance Sheet and Strong Liquidity

Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term

Corporate Liquidity

$528 million

Corporate Debt Maturities[1]

~5.2 years average maturity[2] of current corporate debt


500
400
300
200
100
0
88
Corporate Liquidity3
Corporate Cash4
28
10
2
106
327
156
394
2022
2023
2024
2025
2026
2027
2028

- **Revolving Credit Facility (RCF)'s maturity in December 2023.** Limit is $450.0 million, of which $440.0 million are available as of December 31, 2021
- **$528.3 million** available **liquidity**, out of which $88.3 million is corporate cash as of December 31, 2021

(1) Corporate Debt Maturities as of December 31, 2021. Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.
(2) Weighted average maturity of debt outstanding as of December 31, 2021.
(3) Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of December 31, 2021, plus available capacity under the Revolving Credit Facility as of December 31, 2021.
(4) Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of December 31, 2021.

25

 Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$2bn planned debt reduction in the next 5 years  FINANCING Self-Amortizing Project Debt Structure as of Dec. 31, 2021

       Weighted Average Life  Project debt term    PPAs with predefined prices for ~15 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in many assets (excluding ATN and ATS)    Tails in most assets after debt amortization  Contract term2  LONG-TERM STABLE CASH FLOWPortfolio of Assets  Represents weighted average years remaining as of December 31, 2021.Regulation term in the case of Spain and Chile TL3.  (3) From the total amount of $214 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $140 million are expected to be refinanced in or before 2027.

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.We define Adjusted EBITDA as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). Adjusted EBITDA previously excluded share of profit/(loss) of associates carried under the equity method and did not include Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Prior periods have been presented accordingly. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.We define Adjusted EBITDA as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). Adjusted EBITDA previously excluded share of profit/(loss) of associates carried under the equity method and did not include Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates. Prior periods have been presented accordingly. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number (pro-rata of our equity ownership) of shares for the period.

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.We define Adjusted EBITDA as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements and Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). Adjusted EBITDA previously excluded share of profit/(loss) of associates carried under the equity method and did not include Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates. Prior periods have been presented accordingly. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.
 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the year ended December 31, 2021 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

FY 2021 Earnings Presentation

Atlantica
Sustainable Infrastructure

Reconciliation of **Cash Available For Distribution** and **Adjusted EBITDA** to **Profit for the period** attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended December 31, 2021	For the three-month period ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020
Profit/(loss) for the period attributable to the Company	**$ (11,914)**	**$ (49,241)**	**$ (30,080)**	**$ 11,968**
Profit/(loss) attributable to non-controlling interest	7,442	7,948	19,162	4,906
Income tax	(6,170)	(202)	36,220	24,877
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	6,954	254	18,753	13,958
Financial expense, net	89,470	109,899	340,892	331,810
Depreciation, amortization, and impairment charges	104,525	106,438	439,441	408,604
Adjusted EBITDA	**$ 190,307**	**$ 175,096**	**$ 824,388**	**$ 796,123**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(15,013)	(3,013)	(31,057)	(14,468)
Non-monetary Items	20,346	(14,116)	55,809	(43,943)
Accounting provision for electricity market prices in Spain	*24,489*	*(5,827)*	*77,055*	*(22,311)*
Difference between billings and revenue in assets accounted for as concessional financial assets	*11,959*	*12,536*	*38,890*	*43,343*
Income from cash grants in the US	*(14,678)*	*(14,717)*	*(58,711)*	*(58,868)*
Other non-monetary items	*(1,424)*	*(6,108)*	*(1,424)*	*(6,108)*
Dividends from equity method investments	10,268	2,106	34,883	22,246
Interest and income tax paid	(133,234)	(124,661)	(342,263)	(287,239)
Principal amortization of indebtedness	(158,684)	(151,260)	(318,991)	(260,422)
Deposits into/ withdrawals from restricted accounts[1]	27,994	27,807	27,233	87,177
Change in non-restricted cash at project level[1]	115,588	34,784	2,209	(78,618)
Dividends paid to non-controlling interests	(4,807)	(1,950)	(28,134)	(22,944)
Changes in other assets and liabilities	4,308	106,670	1,470	2,779
Cash Available For Distribution	**$ 57,073**	**51,463**	**$ 225,547**	**$ 200,691**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

30

 RECONCILIATIONReconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended December 31          For the year ended December 31           2021    2020      2021     2020  Net cash provided by operating activities    $ 63,683     $ 134,978      $ 505,623     $ 438,221   Net interest and income tax paid     133,234     124,661      342,263    287,239  Changes in working capital     (1,451)     (101,540)      3,127    10,902  Other non-monetary items    (20,346)     14,116      (55,809)    43,943  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates and other    15,187     2,881      29,184    15,818  Adjusted EBITDA    $ 190,307      $ 175,096      $ 824,388     $ 796,123   Reconciliation of CAFD to CAFD per share      For the three-month period ended December 31          For the year ended December 31           2021    2020      2021     2020  CAFD (in thousands of U.S. dollars)    $ 57,073     $ 51,463       $ 225,547     $ 200,691   Weighted Number of Shares (basic) for the period (in thousands)    111,777     102,704      111,008    101,879  CAFD per share (in U.S. dollars)    $ 0.5106      $ 0.5011       $ 2.0318     $ 1.9699

 RECONCILIATIONReconciliation of Adjusted EBITDA Margin to Operating Profit Margin  Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue   (in thousands of U.S. dollars)    For the three-month period ended December 31        For the year ended December 31           2021    2020    2021     2020  Revenue     $ 271,331      $ 244,526    $ 1,211,749     $ 1,013,260   Profit/(loss) for the period attributable to the Company     $ (11,914)      $ (49,241)      $ (30,080)     $ 11,968   Profit/(loss) attributable to non-controlling interest    7,442     7,948    19,162    4,906  Income tax    (6,170)     (202)    36,220    24,877  Share of loss/(profit) of associates carried under the equity method    (8,059)     (2,758)    (12,304)    (510)  Financial expense, net    89,470     109,899    340,892    331,810  Operating profit    $ 70,769      $ 65,646     $ 353,890     $ 373,051   Operating profit margin     26.1%     26.8%      29.2%     36.8%   Depreciation, amortization, and impairment charges    34.4%    43.5%    36.3%    40.3%  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    5.5%    1.2%    2.6%    1.4%  Adjusted EBITDA margin1      70.1%     71.6%      68.0%     78.6%

 RECONCILIATIONReconciliation of 2022 Target Guidance for Adjusted EBITDA to CAFD   (in millions of U.S. dollars)    Guidance1       2022E  Adjusted EBITDA    810 – 870  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    (50) – (60)  Dividends from equity method investments    50 – 60  Non-monetary items2    20 – 70  Net interest and income tax paid    (320) – (340)  Principal amortization of indebtedness    (320) – (340)  Changes in other assets and liabilities and change in available cash at project level    0 – 30  Cash Available For Distribution    230 – 250  The forward-looking measures of 2021 Adjusted EBITDA and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of loss/(profit) of associates carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.Non-monetary items include (1) a positive non-cash adjustment for approximately $58.0 million corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, (2) a positive non-cash adjustment of up to $80 million related to electricity market prices in Spain and (3) a negative non-cash adjustment of approximately $58.6 million related to income from cash grants in the U.S.

 As of December 31, 2021   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT  CURRENCY  RENEWABLE ENERGY  Solana    100%  USA (Arizona)  280 MW  APS  BBB+/A3/BBB+  22  USD    Mojave    100%  USA (California)  280 MW  PG&E  BB-/--/BB  18  USD    Coso    100%  USA (California)  135 MW  SCPPA & two CCAs5  Investment grade5  17  USD    Elkhorn Valley     49%  USA (Oregon)  101 MW  Idaho Power Company  BBB/A3/--  6  USD    Prairie Star     49%  USA (Minnesota)  101 MW  Great River Energy   --/A3/A-  6  USD    Twin Groves II     49%  USA (Illinois)  198 MW  Exelon Generation Co.  BBB-/Baa2/--  4  USD    Lone Star II     49%  USA (Texas)  196 MW  EDPR  Not rated  1  USD    Chile PV 1    35%  Chile  55 MW  n/a  n/a  n/a  USD 4    Chile PV 2    35%  Chile  40 MW  n/a  Not rated  9  USD 4    La Sierpe    100%  Colombia  20 MW  Synermin6  Not rated  14  COP    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  12  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  13  USD    Melowind    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  14  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/Baa1/BBB  11  USD 4    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  16/16  EUR 3    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/15  EUR 3    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  10/12  EUR 3    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/15  EUR 3    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/16  EUR 3    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  13/13/14  EUR 3    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  17/17  EUR 3    Seville PV    80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  14  EUR 3    Italy PV 1    100%  Italy  1.6 MW  Italy  BBB/Baa3/BBB  9  EUR 3    Italy PV 2    100%  Italy  2.1 MW  Italy  BBB/Baa3/BBB  9  EUR 3    Italy PV 3    100%  Italy  2.5 MW  Italy  BBB/Baa3/BBB  10  EUR 3    Kaxu    51%  South Africa  100 MW  Eskom  BB-/Ba2/BB-2  13  ZAR    Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of February 28, 2022.For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.Gross cash in euros dollarized through currency hedges.USD denominated but payable in local currency.  AT A GLANCESizeable and Diversified Asset Portfolio  (5) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.(6) Largest electricity wholesaler in Colombia.

FY 2021 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of December 31, 2021	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT	CURRENCY
EFFICIENT NAT. GAS & HEAT	Calgary		100%	Canada	55 MWt	22 High quality clients[3]	~41% A+ or higher[3]	19	CAD
	ACT		100%	Mexico	300 MW	Pemex	BBB/Ba3/BB-	11	USD [2]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	17	USD [2]
TRANSMISSION LINES	ATN		100%	Peru	379 miles	Peru	BBB+/Baa1/BBB	19	USD [2]
	ATS		100%	Peru	569 miles	Peru	BBB+/Baa1/BBB	22	USD [2]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	11	USD [2]
	Quadra 1/2		100%	Chile	49 miles / 32 miles	Sierra Gorda	Not rated	13/13	USD [2]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB/-/A-	16	USD [2]
	Chile TL3		100%	Chile	50 miles	CNE	A/A1/A-	Regulated	USD [2]
WATER	Skikda		34%	Algeria	3.5 Mft³/day	Sonatrach & ADE	Not rated	12	USD [2]
	Honaine		26%	Algeria	7 Mft³/day	Sonatrach & ADE	Not rated	16	USD [2]
	Tenes		51%	Algeria	7 Mft³/day	Sonatrach & ADE	Not rated	18	USD [2]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of February 28, 2022.
(2) USD denominated but payable in local currency.
(3) Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).

35

Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: February 28, 2022	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer